UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No.     )*

BARNWELL INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

068221100

(CUSIP Number)

March 1, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068221100	Page 2 of 6 Pages

1.	Names of Reporting Persons Ned L. Sherwood
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 424,178.138
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 424,178.138
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 424,178.138
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%[1]
12.	Type of Reporting Person (See Instructions) IN

[1]

All percentages reported herein are calculated based upon 8,277,160 Common Shares outstanding as of February 7, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 10, 2012.

CUSIP No. 068221100	Page 3 of 6 Pages

Item 1.

	(a)	Name of Issuer: Barnwell Industries, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices: 1100 Alakea Street, Suite 2900, Honolulu, Hawaii 96813

Item 2.

	(a)	Name of Persons Filing: Ned L. Sherwood (“Sherwood”)

	(b)	Address of Principal Business Office or, if none, Residence: c/o ZS Fund L.P., 1133 Avenue of the Americas, New York, New York 10036

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock, $0.50 par value per share (“Common Shares”)

	(e)	CUSIP Number: 068221100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

CUSIP No. 068221100	Page 4 of 6 Pages

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)

Amount beneficially owned:

Sherwood may be deemed to beneficially own 424,178.138 Common Shares, which includes (i) 306,497.138 Common Shares held by MRMP Managers LLC, of which Sherwood is an investment manager and (ii) 117,681 Common Shares held by Ned L. Sherwood Revocable Trust, of which Sherwood is the beneficiary.

The Reporting Person disclaims beneficial ownership of such Common Shares except to the extent of his pecuniary interest therein.

All percentages reported herein are calculated based upon 8,277,160 Common Shares outstanding as of February 7, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 10, 2012.

	(b)	Percent of class: 5.1%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 0

		(ii)	Shared power to vote or to direct the vote 424,178.138

		(iii)	Sole power to dispose or to direct the disposition of 0

		(iv)	Shared power to dispose or to direct the disposition of 424,178.138

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

A member of MRMP Managers LLC other than Sherwood has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 068221100	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2012

NED L. SHERWOOD

/s/ Ned L. Sherwood